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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 Von Karman Ave - 16th Floor
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 678-894-1959 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 05 2019
Washington DC
410

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael O. Browm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO & Financial Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2018

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

ASCENDIANT SECURITIES, LLC

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-4
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS	
Schedule I – Computation of Net Capital under SEC Rule 15c3-1	5
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report Requirement for Broker-Dealers under SEC Rule 17a-5	6
Exemption Report	7

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Ascendiant Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

2018 is the first year Spicer Jeffries LLP has served as Ascendiant Securities, LLC's auditor.

Denver, Colorado
March 1, 2019

ASCENDIANT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		
Cash	$	33,679
Other assets		37
Total assets	***$***	***33,716***
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	2,354
Income taxes and penalties payable		10,013
Total liabilities		**12,367**
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY (Note 3)		21,349
Total liabilities and member's equity	**$**	**33,716**

The accompanying notes are an integral part of these audited financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from both the customer reserve requirement and the possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash in a bank. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2018. For purposes of the financial statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, the Company had no cash equivalents.

Revenue Recognition

Revenue is recorded upon the close of the related transaction and recognized on a settlement date basis.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent reports these on its income tax return. There is no entity level tax for the Company for federal purposes. The state of California imposes an $800 annual tax and a gross receipts fee based on the total income from all sources reportable to the state.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. Penalties and interest of $220 have been recognized for the year ended December 31, 2018.

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 2 - GOING CONCERN

For the Company to stay compliant as a public entity, we will have to comply with numerous financial reporting and legal requirements, including those pertaining to audits and internal control. The costs of this compliance could be significant. If our revenues are insufficient, and/or we cannot satisfy many of these costs through the issuance of our shares, we may be unable to satisfy these costs in the normal course of business that would result in our being unable to continue as a going concern.

NOTE 3 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital of $21,312 and net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.58 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company may be obligated to pay management fees to ACG for general and administrative support provided to the Company. ACG contributed $22,800 to capital during the year ended December 31, 2018. The company also distributed $46,000 to ACG.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, accounts payable and accrued expenses and income taxes and penalties payable, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company's officers, under which the Company may be required to indemnify such persons for liabilities arising out of their current relationship. The duration of these indemnities and guarantees may vary. Historically, the Company has not been obligated to make any payments for any such obligation and as of December 31, 2018 there are no known liabilities required to be recorded for indemnities and guarantees in the accompanying financial statements.

At times, the Company may maintain cash balances in excess of the FDIC limit of $250,000. At December 31, 2018, the Company did not have a cash balance that was in excess of the FDIC limit.

NOTE 6 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC NET CAPITAL RULE 15c3-1
AS OF DECEMBER 31, 2018

CREDIT:		
Member's equity	$	21,349
DEBITS:		
Nonallowable assets:		
Other assets		37
NET CAPITAL		**21,312**
Minimum requirements of 6-2/3% of aggregate indebtedness of $12,367 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**16,312**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	2,354
Income taxes and penalties payable		10,013
Total aggregate indebtedness	**$**	**12,367**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.58**

RECONCILIATION OF COMPANY'S COMPUTATION OF NET CAPITAL

Note: There is no material difference between the preceding computation and the Company's computation in the corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2018.

See Accompanying Report of Independent Public Accounting Firm.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Ascendiant Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Ascendiant Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
March 1, 2019

ASCENDIANT SECURITIES, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2018

To the best knowledge and belief of Ascendiant Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2018.

Digitally signed by mibrfnxs
DN: CN=NasdaqOMX Web Security Framework
Reason: As Financial & Operations Principal
Date: Friday, February 8, 2019 5:33:09 PM

Michael O. Brown
CFO & Financial and Operations Principal